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March 14, 2014

VIA EDGAR, ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Amendment No. 1 to Preliminary Consent Solicitation Statement

Filed on Schedule 14A by Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP , Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Bradley D. Blum, Charles M. Stonsteby and Robert Mock

Filed March 11, 2014
File No. 1-13666

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 13, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Consent Solicitation Statement (the “Solicitation Statement”).

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March 14, 2014

General

1.
Please refer to prior comment 2.  Please also update the solicitation statement to reflect the company’s filing of the Form 10 registration statement registering the spin-off transaction of Red Lobster.  Please highlight such information on the first page of the solicitation statement and as done on page 3, disclose that the company is not legally prohibited from moving forward with the spinoff even if a special meeting is called and a non-binding resolution receives majority support.

We acknowledge the Staff’s comment and have revised the Solicitation Statement accordingly.  See pages 1 and 7 of the Solicitation Statement.  We also confirm that we have revised the Solicitation Statement to include information as of the most reasonable practicable date and that all blanks in the Solicitation Statement will be filled in prior to the filing of a definitive consent solicitation statement by Starboard.

2.
We reissue prior comment 18.  In your response, you cite to the letters previously sent and Starboard’s research as supportive of the assertions you are making regarding the separation transaction and real estate valuation.  The basis for these assertions has not been sufficiently clarified supplementally or in the soliciting materials.  In this regard, we note your representation in soliciting materials filed on February 24, 2014 that you were conducting research and would provide a detailed analysis of the alternatives for which you are advocating.  Please provide such detailed analyses supplementally and/or in future filings.  Additionally, please ensure that any reasonably supportable assertions you make are characterized as your opinion or belief.

We acknowledge the Staff’s comment and have revised the Solicitation Statement to delete certain of the statements, or similar statements, that you referenced in comment 18.  See pages 1, 2, 3 and 7 of the Solicitation Statement.  In addition, we advise on a supplemental basis that Starboard continues to conduct its independent analysis of Darden’s operations.  Starboard intends to publicly communicate details of its analysis ahead of the Special Meeting, if called, and will include such analysis in future filings.

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March 14, 2014

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky, Esq.

Enclosure

cc:           Jeffrey C. Smith